UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

CITIUS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

17322U306

(CUSIP Number)

Leonard L. Mazur

11 Commerce Drive, 1st Floor

Cranford, New Jersey 07016

(908) 967-6676

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17322U306

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Leonard L. Mazur
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 754,295(1) (2) (3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 754,295(1) (2) (3)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 754,295
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%(3)
14.	Type of Reporting Person IN

(1)	Beneficial ownership numbers reflect the Reverse Stock Split effective November 25, 2024. See Explanatory Note.

(2)	Includes as of November 25, 2024, (i) 261,481 shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Citius Pharmaceuticals, Inc. (the “Issuer”) issuable upon the exercise of currently exercisable warrants, and (ii) 82,600 shares of Common Stock subject to options held by Leonard L. Mazur (the “Reporting Person”) that are exercisable within 60 days of November 25, 2024. The reporting Person holds options to purchase up to an aggerate of 46,000 shares of Common Stock that are not exercisable within 60 days of November 25, 2024.

(3)	The calculation is based on 7,727,243 shares of Common Stock of the Issuer outstanding as of November 25, 2024, as disclosed by the Issuer to the Reporting Person, giving effect to the Reverse Stock Split.

CUSIP No. 17322U306

EXPLANATORY NOTE

On November 25, 2024, at 5:00 pm Eastern Time, the Issuer effected a 1-for-25 reverse stock split of its common stock (the “Reverse Stock Split”). The Issuer’s common stock began trading on the Nasdaq Capital Market on a split-adjusted basis beginning upon market open on November 26, 2024

This Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D of the Reporting Person filed on August 27, 2108, as amended by Amendment No. 1 filed on February 18, 2022, amends and supplements the Schedule 13D as specifically set forth herein, to give effect to the Reverse Stock Split. In connection with the Reverse Stock Split, the Issuer’s Common Stock was issued a new CUSIP number of 17322U306.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On October 4, 2022, the Reporting Person was granted an option to purchase 22,000 shares of Common Stock of the Issuer at a purchase price of $31.25 per share. One third of the options vest on the first, second and third anniversary of the grant date of October 4, 2022.

On October 10, 2023, the Reporting Person was granted an option to purchase 22,000 shares of Common Stock of the Issuer at a purchase price of $17.50 per share. One third of the options vest on the first, second and third anniversary of the grant date of October 10, 2023.

On November 7, 2024, the Reporting Person was granted an option to purchase 24,000 shares of Common Stock of the Issuer at a purchase price of $9.50 per share. One third of the options vest on the first, second and third anniversary of the grant date of November 7, 2024.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a)

The Reporting Person is the beneficial owner of an aggregate of 754,295 shares of the Issuer’s Common Stock, which represents approximately 9.3% of the Issuer’s outstanding Common Stock, based upon 7,727,243 shares of Common Stock outstanding as of November 25, 2024, as disclosed by the Issuer to the Reporting Person, giving effect to the Reverse Stock Split.

The Reporting Person’s beneficial ownership consists of (i) 410,214 shares of the Issuer’s Common Stock, (ii) 261,481 shares of the Issuer’s Common Stock issuable upon the exercise of warrants, and (iii) 82,600 shares of the Issuer’s Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of November 25, 2024. The reporting Person holds options to purchase up to an aggerate of 46,000 shares of Common Stock that are not exercisable within 60 days of November 25, 2024.

(b)

The Reporting Person has sole voting and dispositive power of 754,295 shares of the Issuer’s Common Stock beneficially owned.

CUSIP No. 17322U306

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2024

/s/ Leonard L. Mazur
Leonard L. Mazur